Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods presented (amounts in millions).

	Predecessor					Successor	Successor
					Eleven Months Ended November 30 2010	June 23, 2010 (inception date) - December 31 2010	Nine Months Ended September 30 2011
	Year ended December 31,
	2006	2007	2008	2009
Earnings:
Earnings (loss) before income taxes	$288.8	$325.3	$98.4	$89.5	$128.1	$24.8	$(264.4)
less:
Income (loss) from equity investees	1.8	(0.7)	(1.2)	1.1	5.4	0.1	3.2
add:
Fixed charges	1.7	1.1	1.6	1.6	1.3	3.9	36.7
Distributed income of equity investees	2.8	—	—	1.4	6.0	0.7	4.0

Adjusted earnings (loss)	$295.1	$325.7	$98.8	$93.6	$140.8	$29.5	$(220.4)

Fixed charges:
Interest expense	0.7	—	0.5	0.4	0.3	3.2	30.6
Estimate of interest within rental expense (a)	1.0	1.1	1.1	1.2	1.0	0.7	6.2

Fixed charges	$1.7	$1.1	$1.6	$1.6	$1.3	$3.9	$36.7

Ratio of earnings to fixed charges	171.3x	309.8x	60.5x	59.9x	106.7x	7.5x	— (b)

(a)	Interest component of rental expense is estimated to equal 1/3 of expense, which is considered a reasonable approximation of the interest factor.
(b)	Earnings for the nine months ended September 30, 2011 were insufficient to cover fixed charges by $257.1 million as a result of unrealized losses from derivatives of $334.5 million.